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Dan Donahue

Tel 949.732.6500

Fax 949.732.6501

donahued@gtlaw.com

June 17, 2011

101151.010100

VIA EDGAR & FACSIMILE
703.813.6968

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                               Entertainment Gaming Asia Inc.
Registration Statement on Form S-3 Filed November 1, 2010
File No. 333-170246

Dear Mr. Ingram:

On behalf of our client, Entertainment Gaming Asia Inc., a Nevada corporation (the “Company”), we are responding to the staff’s comment letter to Clarence Chung, Chief Executive Officer of the Company, dated November 22, 2010.  A responsive pre-effective Amendment No. 1 (the “Amendment”) to the above-referenced registration statement on Form S-3 (“Registration Statement”) has been filed concurrently herewith via Edgar.  The Company’s responses set forth below are numbered in a manner that corresponds to the order of the comments contained in the staff’s letter.

1.                                       Please be advised that the Company does not intend to offer by way of the Registration Statement units consisting of common stock and common stock purchase warrants.  It is the Company’s expectation that it may sell shares of common stock along with warrants; however, any such warrants would be issued as separate securities and not as part of a unit.  We have revised Note 1 to the facing page of the Amendment to clarify that the Company is not seeking to register or offer units of its securities.

                                                2.                                       At the present time, it is uncertain what state law will govern any warrants or related warrant agreements issued pursuant to the Registration Statement.  The terms and conditions of any such warrants or warrant agreement are expected to be the subject of negotiation between the Company and the purchaser of the warrants, and it has been our experience that investors will negotiate the state law applicable to warrants and the warrant agreement.  The most likely choice of law would be Nevada law (based on the Company’s state of incorporation), New York law (a favorite choice of law among institutional investors) or the law of the state in which a lead investor resides.  On the basis of the foregoing, the Company is unable at this time to specify what state law will govern any warrants or related warrant agreement.

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3.                                       The prospectus made part of the Amendment has been revised as requested.

4.                                       The Company’s undertakings set forth in subpart (4)(iii) and the first clause of subpart (8) of Item 17 have been deleted as requested.

5.                                       The Company’s Articles of Incorporation and Bylaws, in each case as amended to date, have been filed as exhibits to the Amendment.  In addition, the Company has also filed as an exhibit to the Amendment the specimen of its common stock certificate.

6.                                       As noted above, the form of any warrant agreement or warrant to be issued pursuant to the Registration Statement will be the subject of negotiation between the Company and the investor.  It has been our experience that the investor will produce the initial draft of the warrant agreement and warrant for review and negotiation by the Company.  As such, as of this date, there is no warrant agreement or warrant to be filed as an exhibit to the Registration Statement.  However, Item 16 of the Amendment has been revised to indicate that in the event of the issuance of any warrant pursuant to the Registration Statement, or the Company’s entry into a related warrant agreement, any such warrant and warrant agreement will be filed as an exhibit to the Registration Statement by way of further amendment to the Registration Statement or pursuant to a current report on Form 8-K to be filed pursuant to Section 13 of the Securities Exchange Act of 1934 (“Exchange Act”).

7.                                       Please be advised that as of this date the Company does not have a proposed form of underwriting agreement.  It is our experience, and in our opinion the practice of the industry, for the form of underwriting agreement to be produced by the underwriter.  Based on the foregoing, the Company does not have a proposed form of underwriting agreement to file as an exhibit at this time.  However, Item 16 of the Amendment has been revised to indicate that any underwriting agreement entered into by the Company relating to securities issued pursuant to the Registration Statement will be filed as an exhibit to the Registration Statement by further amendment to the Registration Statement or pursuant to a current report on Form 8-K to be filed pursuant to Section 13 of the Exchange Act.

8.                                       A legal opinion relating to the enforceability of an agreement, including in this case a common stock purchase warrant, is, in the absence of any qualifications, counsel’s legal opinion that all of the terms and conditions of the agreement are enforceable by the parties thereto under any and all circumstances.  However, courts have held agreements or portions thereof to be unenforceable based on certain events (such as bankruptcy) and the application of public policy (such as the Commission’s view that certain parties should not be indemnified for certain violations of the federal securities laws).  A legal opinion regarding enforceability will customarily include qualifications to the opinion based on certain events and public policies that may render the agreement or portions thereof unenforceable.  It is our understanding that certain matters, including indemnification, contribution and payment of attorneys’ fees, can be, under certain circumstances, contrary to applicable law or public policy and, to that extent, unenforceable.  The purpose of the qualification cited in our legal opinion was meant to qualify our opinion with regard to the enforceability of any portion of a warrant that deals with indemnification, contribution or payment of attorneys’ fees.  Our legal opinion is otherwise unqualified with regard to the enforceability of any warrants issued by the Company.  We believe that the qualifications we have provided for in our opinion are customary and reasonable and in keeping with forms of legal opinions routinely filed with the Commission.

9.                                       On behalf of the Company, please be advised that the Company will file an opinion of counsel with regard to future issuances of securities being registered by way of the Registration Statement at the time of each take-down.  In addition, the date qualification has been deleted from our opinion as requested.

10.                                 Our opinion filed as Exhibit 5.1 has been revised to delete the disclaimer referred to by the staff.

The Company has endeavored to fully respond to the staff’s comments set forth in its letter dated November 22, 2010.  On behalf of the Company, please be advised that the Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your review.  Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours,

Daniel K. Donahue

Enclosure

cc:	Entertainment Gaming Asia Inc.
Ernst & Young